                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K


                                   (Mark One)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended December 31, 1996

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from __________to ___________.



                         Commission File Number 1-5725




A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

      Nichols-Homeshield 401(k) Savings Plan - Davenport




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Quanex Corporation
      1900 West Loop South, Suite 1500
      Houston, Texas  77027
      (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT



The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Nichols-Homeshield 401(k) Savings Plan - Davenport

We have audited the accompanying statements of net assets available for benefits of the Nichols-Homeshield 401(k) Savings Plan Davenport (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1996 and (2) 5% reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.






/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP


May 9, 1997

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN - DAVENPORT

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                               December 31,
                                                        -------------------------
                                                           1996          1995
                                                        -----------   -----------
Assets:
           Investments at fair value -
           Mutual fund assets:
                Fidelity Puritan Fund                   $   110,980   $    51,298
                Fidelity Magellan Fund                    1,760,422     1,434,825
                Fidelity Contrafund                       1,246,208       711,513
                Fidelity Growth and Income Fund           2,559,618     1,755,359
                Fidelity Overseas Fund                      137,732        88,561
                Fidelity Balanced Fund                      596,493       614,803
                Fidelity Government Money Market Fund     2,734,735     2,820,968
                Templeton Foreign Fund                        6,157          --
           Quanex Corporation common stock                  133,135       103,640
           Common/commingled trust                           54,097        20,374
                                                        -----------   -----------
                                                          9,339,577     7,601,341

           Participant loans                                648,344       490,166
                                                        -----------   -----------
                       Total                              9,987,921     8,091,507
                                                        -----------   -----------

           Employee contributions receivable                 58,327        60,444
           Employer contributions receivable                 64,956        45,130
                                                        -----------   -----------
                       Total                                123,283       105,574
                                                        -----------   -----------

Net assets available for benefits                       $10,111,204   $ 8,197,081
                                                        ===========   ===========





                       See notes to financial statements

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k)SAVINGS PLAN - DAVENPORT

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                  December 31,
                                                           -------------------------
                                                               1996          1995
                                                           -----------   -----------
Investment income:
           Interest and dividends                          $   650,015   $   397,598
           Net appreciation in fair value of investments       383,311       763,389
                                                           -----------   -----------
                       Total                                 1,033,326     1,160,987
                                                           -----------   -----------

Contributions:
           Employer                                            650,140       519,252
             Less forfeitures                                    6,058        10,999
                                                           -----------   -----------
                                                               644,082       508,253

           Employee                                            656,881       554,454
                                                           -----------   -----------
                       Total                                 1,300,963     1,062,707
                                                           -----------   -----------

Interest on participant loans                                   43,543        33,277
                                                           -----------   -----------
                       Total additions                       2,377,832     2,256,971
                                                           -----------   -----------

Benefit payments                                               460,800       194,297
Administrative fees                                              2,909         1,884
                                                           -----------   -----------
                       Total deductions                        463,709       196,181
                                                           -----------   -----------

Increase in net assets available
  for benefits                                               1,914,123     2,060,790

Net assets available for benefits:
           Beginning of year                                 8,197,081     6,136,291
                                                           -----------   -----------
           End of year                                     $10,111,204   $ 8,197,081
                                                           ===========   ===========







                       See notes to financial statements

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN - DAVENPORT

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995


A.   DESCRIPTION OF THE PLAN

     The following description of the Nichols-Homeshield 401(k) Savings Plan - Davenport (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (1) General. The Plan, sponsored by Quanex Corporation (the "Company"), was established on October 1, 1987 and was amended and restated in its entirety in January 1993. The Plan is a defined contribution plan, which covers substantially all union hourly employees of the Davenport, Iowa facilities. The Plan permits eligible employees to elect a deferral of compensation under Section 401(k) of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

     (2) Contributions. Participants may contribute to the Plan by electing salary deferrals between 1% and 15% of compensation as defined by the Plan agreement. Participants may also contribute in half percentages. Company contributions are made based on a percentage of the employee's compensation for each individual with at least 1,000 hours of employment service.

     (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and the participant's pro rata share of investment earnings. Investment earnings allocations are based upon individual participant account balances as of the end of the period in which the income was earned.

     (4) Investment Options. Participants may direct allocations of their contributions to the following funds:

           Government Money Market Fund - composed of short-term government obligations.

           Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

           Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

           Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

           Contrafund - invested and reinvested in equities of foreign and domestic companies.

           Overseas Fund - invested and reinvested in foreign securities.

           Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

           Templeton Foreign Fund - invested and reinvested in foreign securities.

           Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

           Common/Commingled Trust - invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.

     (5) Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

     (6) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. In accordance with the IRC, upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. As of December 31, 1996 and 1995, net assets available for benefits included benefits of $0 and $5,270, respectively, due to participants who have withdrawn from participation in the Plan.

     (7) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Any loan authorized by the Committee shall be subject to a term not to exceed five years. The Committee may agree to a longer term (up to seven years) only if the proceeds of the loan are to be used for the purchase of a dwelling. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.


B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     (2) Administrative Expenses. Administrative expenses of the Plan are paid by the Company. Loan set up fees and carrying fees are paid by the participant.

     (3) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The fair value of the common/commingled trust is at face value.

     (4) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

     (5)   Payment of Benefits. Benefit payments are recorded when paid.

C.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.   FEDERAL INCOME TAX STATUS

     The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from taxation under Sections 501(a) of the Code. The Plan received a favorable determination letter from the IRS dated June 18, 1993. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.   RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:

                                                1996                                                     1995
                                                ----                                                     ----
                              Shares            Cost          Sales Price               Shares           Cost          Sales Price
                              ------            ----          -----------               ------           ----          -----------
           Purchases           2,080           $47,343                                   6,171         $130,522
           Sales               2,566            57,083          $68,951                  3,416           73,665         $75,227


     During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Fidelity mutual fund assets, as shown below:

                                                1996                                                     1995
                                                ----                                                     ----
                              Shares            Cost          Sales Price               Shares           Cost          Sales Price
                              ------            ----          -----------               ------           ----          -----------
           Purchases         2,530,179       $6,546,751                                1,229,689      $2,945,250
           Sales             2,579,692        5,143,714        $5,203,939                828,604       1,761,256       $1,825,834



     During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Fidelity Common/Commingled Trust, as shown below:

                                                1996                                                    1995
                                                ----                                                    ----

                              Shares            Cost          Sales Price               Shares           Cost          Sales Price
                              ------            ----          -----------               ------           ----          -----------
           Purchases          41,203           $41,203                                   9,350          $9,350
           Sales               7,481             7,481          $7,481                    -               -                -


F.   Supplemental Fund Information

     Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:

                                                      1996       1995
                                                    --------   --------
Employee Contributions:
            Fidelity Puritan Fund                   $ 16,657   $  8,238
            Fidelity Magellan Fund                   118,572     88,077
            Fidelity Contrafund                      106,112     44,752
            Fidelity Growth and Income Fund          145,427    127,054
            Fidelity Overseas Fund                    14,133     20,838
            Fidelity Balanced Fund                    55,282     61,072
            Fidelity Government Money Market Fund    159,436    182,325
            Templeton Foreign Fund                       321       --
            Quanex Corporation common stock           15,366     14,350
            Common/commingled trust                   25,575      7,748
                                                    --------   --------
                                                    $656,881   $554,454
                                                    ========   ========


                                                      1996       1995
                                                    --------   --------
Employer Contributions:
            Fidelity Puritan Fund                   $ 11,933   $  3,814
            Fidelity Magellan Fund                   101,857     85,071
            Fidelity Contrafund                       70,259     52,740
            Fidelity Growth and Income Fund          157,327    111,238
            Fidelity Overseas Fund                    13,193     11,723
            Fidelity Balanced Fund                    54,252     57,963
            Fidelity Government Money Market Fund    212,614    179,518
            Templeton Foreign Fund                       144       --
            Quanex Corporation common stock           11,896      5,457
            Common/commingled trust                   10,607        729
                                                    --------   --------
                                                    $644,082   $508,253
                                                    ========   ========

                                                       1996          1995
                                                    -----------   -----------
Benefit payments:
            Fidelity Puritan Fund                   $       130   $      --
            Fidelity Magellan Fund                       39,625        28,971
            Fidelity Contrafund                           3,339        16,482
            Fidelity Growth and Income Fund             115,206         9,760
            Fidelity Overseas Fund                          150        13,092
            Fidelity Balanced Fund                        1,525         7,498
            Fidelity Government Money Market Fund       297,894       118,494
            Templeton Foreign Fund                         --            --
            Quanex Corporation common stock               2,931          --
            Common/commingled trust                        --            --
                                                    -----------   -----------
                                                    $   460,800   $   194,297
                                                    ===========   ===========

                                                       1996          1995
                                                    -----------   -----------
Investment income:
            Fidelity Puritan Fund                   $    11,416   $     6,041
            Fidelity Magellan Fund                      162,646       321,280
            Fidelity Contrafund                         193,172       161,934
            Fidelity Growth and Income Fund             403,556       441,618
            Fidelity Overseas Fund                       12,496        12,960
            Fidelity Balanced Fund                       51,461        72,510
            Fidelity Government Money Market Fund       141,568       152,296
            Templeton Foreign Fund                          280          --
            Quanex Corporation common stock              54,625        (8,540)
            Common/commingled trust                       2,106           888
                                                    -----------   -----------
                                                    $ 1,033,326   $ 1,160,987
                                                    ===========   ===========

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            EIN: 38-1872178; PN 016

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN - DAVENPORT

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1996


                                                Shares/                   Current
Mutual Fund Assets - Fidelity Investments:     Par Value     Cost          Value
------------------------------------------    -----------  ----------   ----------
Contrafund*                                       29,566   $1,052,147   $1,246,208

Government Money Market Fund*                  2,734,735    2,734,735    2,734,735

Puritan Fund*                                      6,437      107,699      110,980

Growth and Income Fund*                           83,294    2,003,906    2,559,618

Magellan*                                         21,828    1,622,495    1,760,422

Overseas Fund*                                     4,466      131,576      137,732

Balanced Fund*                                    42,365      557,656      596,493

Templeton Fund*                                      594        6,040        6,157
                                                           ----------   ----------

      Total mutual fund assets                              8,216,254    9,152,345

Quanex Corporation Common Stock*                   4,863      106,100      133,135

Common Commingled Trust*                          54,097       54,097       54,097

Participant Loans
 (bearing interest rates from 7.85% to 11%)                   648,344      648,344
                                                           ==========   ==========

      Total investments                                    $9,024,795   $9,987,921
                                                           ==========   ==========











* Party-in-interest

   ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 38-1872178; PN 016

               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                       Series of Transactions

                                                                                                         Current
                                Total Number of                 Total Number                             Value on          Net
                               Purchases During   Purchase    of Sales During  Selling      Cost of     Transaction        Gain
Description                       Plan Year        Price         Plan Year      Price        Asset         Date           (Loss)
-----------                      -----------      -------       -----------    -------      -------        ------          ------

None


                                                       Series of Transactions

                                                                                                         Current
                                Total Number of                 Total Number                             Value on          Net
                               Purchases During   Purchase    of Sales During  Selling      Cost of     Transaction        Gain
Description                       Plan Year        Price         Plan Year      Price        Asset         Date           (Loss)
-----------                      -----------      -------       -----------    -------      -------        ------          ------
*Magellan Fund                        97         $2,399,699        63        $1,993,180    $1,998,379    $1,993,180    $   (5,199)

*Contrafund                           53            524,361        25            91,320        83,227        91,320         8,093

*Growth & Income                      83            828,680        44           303,724       259,051       303,724        44,673


*Balanced Fund                        51            187,239        30           231,049       222,172       231,049         8,877

*Government Money Market Fund         82          2,435,802        77         2,522,035     2,522,035     2,522,035             0


-------------------------

*Party-in-interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                   Nichols-Homeshield 401(k) Savings
                                     Plan - Davenport



Date: June 24, 1997                /s/ Joseph K. Peery
     --------------------------    -------------------------------------------
                                   Joseph K. Peery, Benefits Committee

                               INDEX TO EXHIBITS





23.1       Independent Auditor's Consent